ADVANTAGE OIL & GAS LTD.

**Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument
51-102 – Continuous Disclosure Obligations**

In respect of the Annual General and Special Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("**Advantage**") held on June 20, 2013 (the "**Meeting**"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes by Ballot	
		Votes For	Votes Against/Withheld
1. Ordinary resolution to fix the number of directors of Advantage to be elected at the Meeting at six (6).	Passed	N/A	N/A
2. Ordinary resolution approving the election of the following nominees as directors of Advantage for the ensuring year or until their successors are elected or appointed, subject to the provisions of the *Business Corporations Act* (Alberta) and the by-laws of Advantage:			
Stephen E. Balog	Passed	94.63%	5.37%
Kelly I. Drader		67.65%	32.35%
Paul G. Haggis		95.61%	4.39%
Andy J. Mah		92.03%	7.97%
Ronald A. McIntosh		93.02%	6.98%
Steven Sharpe		93.95%	6.05%
3. Ordinary resolution approving the Advance Notice By-Law of Advantage relating to the advance notice of nominations of directors, as more particularly described in the management information circular of Advantage dated May 14, 2013.	Passed	90.56%	9.44%
4. Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Advantage and to authorize the directors of Advantage to fix their remuneration as such.	Passed	N/A	N/A

Dated at Calgary, Alberta this 20th day of June, 2013.